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ANNUAL STATEMENT OF COMPLIANCE

Per the applicable Servicing Agreement for each of the transactions listed on Schedule I hereto, the undersigned, a duly authorized officer of Trimont Real Estate Advisors, LLC, in its applicable capacities as listed on Schedule I ("Trimont"), hereby certifies as follows as of and for the year ending December 31, 2021 (the "Reporting Period"):

1.        A review of Trimont's activities during the Reporting Period and of its performance under the applicable Servicing Agreement has been made under such officer's supervision; and

2.        To the best of such officer's knowledge, based on such review, Trimont has fulfilled all of its obligations under the applicable Servicing Agreement in all material respects throughout the Reporting Period except as described in Exhibit A attached here to.

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of the 28th day of February 2022.

Trimont Real Estate Advisors, LLC, as Sub-servicer

By: /s/ Cindy Barreda

Name: Cindy Barreda

Title: Authorized Signatory

SCHEDULE I

Transaction	Capacity

MSBAM 2015-C21	Sub-servicer
MSBAM 2015-C22	Sub-servicer

EXHIBIT A

In June of 2021, Trimont self-identified certain instances from February 2021 to June 2021 in which bank account reconciliations were not completed timely and management conducted remediation of these errors. All reconciliations that were not completed within the required timeframe were completed within 90 days of the related month end. In addition, certain instances of noncompliance were identified in which escrow analyses were not completed timely. Remediation of the problem is in process as of the date of this report.